UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934





                         Professional Bancorp Inc.
                          (Name of Issuer)

                    Common Stock, $0.008 par value
                    (Title of Class of Securities)

                              743112-10-4
                           (CUSIP Number)

                          Charles J. Moore
                           The Banc Funds
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          April 7, 1998
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No.  743112-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      11,100 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         11,100 shares
  With
                           10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    11,100 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.6%

14  Type of Reporting Person*
    PN

CUSIP No.  743112-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      34,025 shares

Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         34,025 shares
  With
                           10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    34,025 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.8%

14  Type of Reporting Person*
    PN

CUSIP No.  743112-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                       13,069 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         13,069 shares
  With
                           10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    13,069 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.7%

14  Type of Reporting Person*
    PN

CUSIP No.  743112-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      43,956 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         43,956 shares
  With
                           10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    43,956 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.3%

14  Type of Reporting Person*
    PN

Item 1.   Security and Issuer


    This statement relates to the Common Stock, $0.008 par value ("Common Stock"), of Professional Bancorp Inc. ("MDB"). The address of the principal executive offices of MDB is 606 Broadway, Santa Monica, CA 90401.

Item 2.   Identity and Background

  (a) This statement is filed by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, and Banc Fund IV Trust ("T IV"). The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (i) The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. MidBanc III and IV are Illinois limited partnerships.

  (ii) The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. Management III and IV are Illinois corporations.

  (iii) The executive officers and directors of Management III and IV are the same and are composed of:

     Name and                                       Offices in
Present Principal                                   Management
    Occupation                                      III and IV
-----------------                                 ---------------

Joan W. Moore                                     Secretary
Member, The Banc Funds                            and Director
Company, L.L.C. ("TBFC")

Charles J. Moore                                  President, Treasurer,
Manager, BF III, T III,                           and Director
BF IV, and T IV

  (iv) The sole stockholder of Management III and IV is TBFC, an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF III, BF IV, T III and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management III and IV, and therefore each of the Partnership entities directly and indirectly controlled by each of Management III and IV.

  (v) The investment manager of T III and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III and T IV, has voting and dispositive power over the issuer's securities held by such trusts.

  (b) and (c) The address of the principal business and principal office of BF III, T III, BF IV, T IV, MidBanc III, MidBanc IV, Management III, Management IV, and TBFC and the business address of each of the persons named in paragraph (a)(iii) is 208 S. LaSalle Street, Chicago, IL 60604.

  (d) and (e) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the persons named in paragraphs (a)(iv) and (vi) is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $1,954,830 from the capital of the Funds has been used in making purchases of 102,150 shares of Common Stock of MDB.


Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of MDB reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of MDB or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.


Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 102,150 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 5.4% of the Common Stock of MDB outstanding as of April 23, 1998. Of said shares, 11,100 shares of Common Stock are beneficially owned by BF III (0.6% of the outstanding shares), while 34,025 shares of Common Stock are beneficially owned by T III (1.8% of the outstanding shares), while 13,069 shares of Common Stock are beneficially owned by BF IV (0.7% of the outstanding shares), and 43,956 shares of Common Stock are beneficially owned by T IV (2.3% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of MDB are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of
Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above.

  (c) On April 7, 1998, the Funds' ownership of shares of Common Stock of MDB increased to more than 5% of the adjusted outstanding shares of said class. The Funds have purchased Common Stock on the open market as described in the table below:

                Dollar                Number        Cost per
Date            Amount               of Shares        Share
----           -------               ---------        ------

BF III Purchases:

03/05/98      37,182.50                2,140          17.375
03/13/98      13,158.54                  738          17.830
03/25/98      38,532.30                2,060          18.705
03/31/98      31,312.00                1,648          19.000
04/02/98      35,198.63                1,771          19.875
04/06/98      15,867.00                  738          21.500
04/07/98      32,529.50                1,513          21.500
04/08/98       9,840.00                  492          20.000

T III Purchases:

03/05/98     113,980.00                6,560          17.375
03/13/98      40,331.46                2,262          17.830
03/25/98     118,122.08                6,315          18.705
03/31/98      95,988.00                5,052          19.000
04/02/98     107,901.38                5,429          19.875
04/06/98      48,633.00                2,262          21.500
04/07/98      99,695.50                4,637          21.500
04/17/98      30,160.00                1,508          20.000

BF IV Purchases:

03/05/98      42,603.50                2,452          17.375
03/06/98       8,072.25                  458          17.625
03/11/98      21,402.46                1,192          17.955
03/13/98      12,267.04                  688          17.830
03/25/98      35,894.90                1,919          18.710
03/31/98      31,787.00                1,673          19.000
04/02/98      40,087.88                2,017          19.875
04/06/98      14,792.00                  688          21.500
04/07/98      30,293.50                1,409          21.500
04/17/98      11,780.88                  573          20.560

T IV Purchases:

03/05/98     143,309.00                8,248          17.375
03/06/98      27,177.75                1,542          17.625
03/11/98      71,963.64                4,008          17.955
03/13/98      41,222.96                2,312          17.830
03/25/98     120,759.48                6,456          18.710
03/31/98     106,913.00                5,627          19.000
04/02/98     134,812.13                6,783          19.875
04/06/98      49,708.00                2,312          21.500
04/07/98     101,931.50                4,741          21.500
04/17/98      39,619.12                1,927          20.560

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None

Item 7.  Material to be filed as exhibits.

                          None

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 1998


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By The Banc Funds Company L.L.C.
   Owner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANK FUND III TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By The Banc Funds Company L.L.C.
   Owner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President